Mail Stop 7010
								June 1, 2005



Mr. Herb Mee, Jr., Chief Financial Officer
The Beard Company
Enterprise Plaza, Suite 320
Oklahoma City, Oklahoma 73112

      Re:	The Beard Company
      Form 10-K for Fiscal Year Ended December 31, 2004
		File No. 1-12396

Dear Mr. Mee:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended December 31, 2004

Note 5-Investments and Other Assets
Investment in Cibola Corporation

1.		Please file your response to prior comment 5 on EDGAR as
a
correspondence file.

2.		In addition, tell us your method of accounting for your
investment in Cibola Corporation. Please reference the accounting literature which supports your accounting treatment.


Item 9A-Controls and Procedures

3.		We note your revisions to your controls and procedures
disclosure. Please revise to clarify in future filings, if true, that your officers concluded that your disclosure controls and procedures are effective as of the reporting date instead of a date within 90 days of the date of the filing.

 	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

	You may contact Bret Johnson at (202) 551-3753 or me at
(202)
551-3768 if you have questions regarding our comments.


Sincerely,



John Cash
Accounting Branch Chief

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Herb Mee, Jr.
The Beard Company
June 1, 2005
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE